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            ZHONE TECHNOLOGIES REDUCES MINIMUM CONDITION AND EXTENDS
                        OFFER FOR PREMISYS COMMUNICATIONS

OAKLAND, Calif., Nov. 30, 1999 -- Zhone Technologies, Inc. today announced that it has reduced the minimum condition in the cash tender offer by its wholly owned subsidiary to acquire any and all outstanding shares of common stock of Premisys Communications, Inc. (NASDAQ: PRMS) at a price of $10.00 per share from 75% to a majority of Premisys' outstanding shares of common stock on a fully diluted basis. As required, Zhone has extended the expiration date of the tender offer to 12:00 midnight, New York City time, on Monday, December 6, 1999. As indicated in the following paragraph, the shares of Premisys' common stock that have been validly tendered to date represent significantly more than the revised minimum condition, and Zhone expects to accept and promptly pay for all shares validly tendered by the new expiration date.

The offer previously had been set to expire at 12:00 midnight, New York City time, on Monday, November 29, 1999. As of 12:00 midnight, New York City time, on November 29, 1999, a total of 16,832,741 shares of Premisys common stock had been validly tendered and not withdrawn in the offer (including 1,315,653 shares subject to guarantees of delivery) representing approximately 65.6% of the outstanding shares of common stock of Premisys on a fully diluted basis.

About Zhone Technologies, Inc.

Founded in September 1999 and based in Oakland, Calif., Zhone Technologies is a new breed of equipment provider with a new vision of product development, delivery, and support for telecommunications carriers worldwide. Starting with an unprecedented $500 million in funding, Zhone's strategy is to combine existing solutions with Zhone intellectual property to create a product portfolio that is purpose-built to supply multi-million-user next-generation networks with a rich array of voice, video, Internet, and entertainment services cost effectively. The company was founded by the senior management team that grew telecommunications pioneer Ascend Communications, Inc., from its startup roots to a multi-billion-dollar company that was acquired by Lucent Technologies (NYSE:LU) for $24 billion in September 1999. Zhone's initial investors include Kohlberg Kravis Roberts & Co., Texas Pacific Group, and New Enterprise Associates.

For more information about Zhone Technologies, consult the company website at www.zhone.com.

About Premisys Communications, Inc.

Premisys Communications, Inc., based in Fremont, Calif., pioneered development of integrated access solutions for telecommunications service providers. Today, Premisys, an ISO 9001 certified company, leads the industry worldwide with a growing family of access products, featuring its Integrated Multiple Access Communications Server (IMACS). Premisys' products

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allow service providers to quickly and cost-effectively accommodate the growing demand from businesses for voice, data, and video communications services. More information about Premisys Communications and its products is available on its Web site (www.premisys.com) and by contacting its Fremont headquarters (510/353-7600).
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CONTACT:
         Zhone Technologies
         David Misunas, 510/777-7025
         dmisunas@zhone.com